UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

98156Q108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/ X /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP NO. 98156Q108

1.			Names of Reporting Persons.

Stephanie Levesque

2.			Check the Appropriate Box if a Member of a Group

(a)

(b)

3.			SEC Use Only
______________________________

4.	Citizenship or Place of Organization		United States

Number of Shares	5.	Sole Voting Power	1,914,678
Beneficially Owned by	6.	Shared Voting Power	0
Each Reporting Person	7.	Sole Dispositive Power	3,764,071
With:	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		3,764,071

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)
			11.4%

12.	Type of Reporting Person		IN

Page 2 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

1.			Names of Reporting Persons.

Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04

2.			Check the Appropriate Box if a Member of a Group

(a)

(b)

3.			SEC Use Only
______________________________

4.	Citizenship or Place of Organization		State of Connecticut

Number of Shares	5.	Sole Voting Power	1,862,733
Beneficially Owned by	6.	Shared Voting Power	0
Each Reporting Person	7.	Sole Dispositive Power	1,862,733
With:	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,862,733

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)
			6.0%

12.	Type of Reporting Person		OO

Page 3 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

1.			Names of Reporting Persons.

Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008

2.			Check the Appropriate Box if a Member of a Group

(a)

(b)

3.			SEC Use Only
______________________________

4.	Citizenship or Place of Organization		State of Connecticut

Number of Shares	5.	Sole Voting Power	1,849,393
Beneficially Owned by	6.	Shared Voting Power	0
Each Reporting Person	7.	Sole Dispositive Power	1,849,393
With:	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,849,393

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)
			5.9%

12.	Type of Reporting Person		OO

Page 4 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

Explanatory Note

This amended Statement on Schedule 13G relates to the (i) 1,862,733 shares of the Class B Common Stock, $.01 par value per share (“Class B Common Stock”), of World Wrestling Entertainment, Inc. (the “Company”) held by the Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04 (the “2004 Trust”), (ii) 1,849,393 shares of Class B Common Stock held by the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 (the “2008 Trust”) and (iii) shares of the Company’s Class A Common Stock, $.01 par value per share (“Class A Common Stock”), beneficially owned by Stephanie Levesque.  Stephanie Levesque is the sole beneficiary and Investment Director of the 2004 Trust and the beneficiary and Investment Director of the 2008 Trust.  Stephanie Levesque possesses sole voting and dispositive control over the shares of Class B Common Stock held by the 2004 Trust and sole dispositive control over the shares of Class B Common Stock held by the 2008 Trust.  Class B Common Stock is fully convertible into Class A Common Stock, on a one-for-one basis, at any time at the option of the holder.  The number of shares reported herein as beneficially owned by Ms. Levesque excludes 51,361 shares of Class A Common Stock owned by Paul Levesque and Ms. Levesque disclaims beneficial ownership of those shares.

Item 1.	Name of Issuer

(a)	World Wrestling Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1241 East Main Street Stamford, Connecticut 06902

Item 2.

(a)	This Statement on Schedule 13G is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Stephanie Levesque (“Ms. Levesque”)

(ii) Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04 (the “2004 Trust”)

(iii) Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 (the “2008 Trust”)

(b)	The address of the Principal Business Office of the Reporting Persons is:

c/o World Wrestling Entertainment, Inc. 1241 East Main Street

Page 5 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

Stamford, Connecticut 06902

(c)		Citizenship:

(i) Ms. Levesque is a citizen of the United States of America.

(ii) The 2004 Trust is an entity organized under the laws of the State of Connecticut.

(iii) The 2008 Trust is an entity organized under the laws of the State of Connecticut.

(d)		Title of Class of Securities

Class A Common Stock, $0.01 par value

(e)		CUSIP Number

98156Q108

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under section 15 of the Act;

(b)	/ /	Bank as defined in section 3(a)(6) of the Act;

(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act;

(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

Page 6 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

	(i) / /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j) / /	A non-U.S. institution, in accordance with §240.13d-1(b)(l)(ii)(J);

	(k) / /	Group, in accordance with §240.13d-1(b)(l)(ii)(K)

Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Ms. Levesque:

	(a)	Amount beneficially owned:		3,764,071

	(b)	Percent of class:		11.4%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	1,914,678

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	3,764,071

		(iv)	Shared power to dispose or to direct the disposition of	-0-

	The 2004 Trust:

	(a)	Amount beneficially owned:		1,862,733

	(b)	Percent of class:		6.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	1,862,733

		(ii)	Shared power to vote or to direct the vote	-0-

		(iii)	Sole power to dispose or to direct the disposition of	1,862,733

		(iv)	Shared power to dispose or to direct the disposition of	-0-

Page 7 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

The 2008 Trust:

	(a)	Amount beneficially owned:	1,849,393

	(b)	Percent of class:	5.9%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote	1,849,393

		(ii) Shared power to vote or to direct the vote	-0-

		(iii) Sole power to dispose or to direct the disposition of	1,849,393

		(iv) Shared power to dispose or to direct the disposition of	-0-

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [     ]

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.		Identification and Classification of Members of the Group

Not applicable.

Item 9.		Notice of Dissolution of Group

Not applicable.

Item 10.		Certification

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2013
Date

/s/ Stephanie Levesque
Name: Stephanie Levesque

STEPHANIE MCMAHON LEVESQUE TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 6/24/04

/s/ Stephanie Levesque
Name: Stephanie Levesque
Title: Sole beneficiary and investment director of the Stephanie McMahon Levesque Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04

STEPHANIE MCMAHON LEVESQUE TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 12/23/2008

/s/ Stephanie Levesque
Name: Stephanie Levesque
Title: Beneficiary and investment director of the Stephanie McMahon Levesque Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008

Page 9 of 10 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

EXHIBIT

●	Joint Filing Agreement, dated December 31, 2011 (incorporated herein by reference to Exhibit A to the Schedule 13G/A filed by Ms. Levesque, the 2004 Trust and the 2008 Trust on January 4, 2012).

Page 10 of 10 Pages